Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

December 29, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. (“TFI”) – File No. 811-07170

TCW Alternative Funds (“TAF”) – File No. 811-23025

TCW Strategic Income Fund, Inc. (“TSI”) – File No. 811-04980

Ladies and Gentlemen:

On behalf of the TFI, TAF and TSI (each, a “Registrant” and together, the “Registrants”), we hereby respond to the oral accounting comments provided on November 29, 2017 to Patrick Dennis of TCW Investment Management Company LLC by Ms. Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the following:

•	TFI’s Annual Report filed on December 29, 2016 (the “TFI Annual Report”);

•	TFI’s Post-Effective Amendment No. 99 filed on February 27, 2017 (the “TFI Registration Statement”);

•	TAF’s Annual Report filed on December 29, 2016 (the “TAF Annual Report”); and

•	TSI’s Annual Report filed on February 27, 2017 (the “TSI Annual Report”).

The Registrants’ responses to those comments are provided below. We have restated the substance of those comments based on our discussions with the Registrants and to the best of our understanding. Capitalized terms have the same meanings as in the TFI Annual Report, TFI Registration Statement, TAF Annual Report or TSI Annual Report, as appropriate, unless otherwise indicated.

1.	Comment: With respect to TSI, the Registrant appears to invest over 50% of its net assets in non-agency residential securities. Please explain whether the Registrant has a policy to concentrate its investments in any particular industry.

Response: Comment acknowledged. The Registrant’s investment objective is to seek total investment returns comprised of current income and capital appreciation. The Registrant has the ability to invest in a mix of fixed income and equity investments including mortgage-backed

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securities, asset-backed securities, value and growth equities, convertible securities, high yield bonds, and equity investments in collateralized debt obligations. The Registrant shifts and reallocates its investments on an opportunistic basis. In the Registrant’s experience, this investment strategy creates the potential for concentration from time to time in one or more economic sectors as a by-product of executing that strategy rather than as a separate strategy.

The Registrant does not have an investment policy to concentrate its portfolio in any particular industry. The Registrant continues to believe that its investments in non-agency residential securities do not represent concentration in any particular industry. The Registrant and its investment adviser believe that private mortgage-related securities should not automatically be regarded as representative of a single industry given the variety of economic exposures normally underlying those securities, such as commercial versus residential, credit rating and employment differences for the obligors (who may be employed in a wide variety of industries), and geographic differences for the collateral.

In its next annual report, however, the Registrant will amend the disclosure, perhaps in Note 4 – Risk Considerations, to disclose that concentration in certain sectors may result from time to time as a result of the implementation of the investment strategy by the investment adviser.

2.	Comment: The TCW Conservative Allocation Fund of TFI uses a blended benchmark. Please describe in correspondence why the custom benchmark is an appropriate broad-based securities market index as mandated by Item 27 of Form N-1A. Please also describe how the custom benchmark is administered by an organization that is not affiliated with the Fund.

Response: Form N-1A, Item 27(b)(7), Instruction 5 defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Fund uses a blended benchmark of 40% S&P 500 Index and 60% Bloomberg Barclays U.S. Aggregate Bond Index. Each component index individually is calculated and administered by an organization unaffiliated with the Fund, the Fund’s investment adviser or the Fund’s distributor. The allocation between the indexes is a fixed percentage that does not require special administration.

The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” (Investment Company Act Release No. 23064). In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.” (Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993)).

The SEC has also stated that “a broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that “an index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” Id. The Registrant respectfully notes that the

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Fund’s blended benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

The Registrant believes that the use of a blended primary benchmark index for this Fund complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index for a single class of assets, such as the S&P 500 Index. In this regard, the Registrant respectfully notes that multiple fund groups similarly use a custom blended index as the “broad-based securities market index” for funds registered on Form N-1A because such indexes are more reflective of the market for the principal investments of such funds compared to a non-blended index.

The Registrant believes that the Fund’s blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it constitutes a “broad-based securities market index.” In addition, the component indexes of the Fund’s blended index are themselves “broad-based securities market indexes.” Accordingly, the Registrant believes the Fund’s blended index, which consists of a fixed ratio of component indexes, represents risk attributes similar to each distinct portion of the Fund’s holdings, and provides investors with an appropriate basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and SEC guidance.

3.	Comment: The TCW Relative Value Large Cap Fund of TFI has a policy to invest at least 80% of its net assets in large cap securities. That Fund defines securities of a company with a market capitalization of $1 billion as large cap securities. Please explain why the Registrant considers a market capitalization of $1 billion to be a large market capitalization.

Response: Comment accepted. Eighty percent of that Fund’s holdings as of the most recent fiscal quarter had a market capitalization of $3 billion or greater. The Registrant will revise the disclosure in its next annual report and annual registration statement update to state that the Fund defines securities with a market capitalization of $3 billion or greater at the time of purchase as large cap securities. This definition is consistent with the Fund’s benchmark index of the Russell 1000 Value Index, an established large cap index that includes companies with market capitalizations of approximately $3 billion and greater.

4.	Comment: The TCW Conservative Allocation Fund of TFI invests a portion of its net assets in other funds. In the Notes to Financial Statements or Schedule of Investments for that Fund, please provide a reference regarding how shareholders can access the financial statements of the underlying funds.

Response: Comment acknowledged. The Registrant includes that reference at the end of Note 7 – Transactions with Affiliates on page 97 of the TFI Annual Report, in the section relating to the TCW Conservative Allocation Fund, stating as follows: “The financial statements of the Funds not

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contained in this report are available by calling 800-FUND-TCW (800-386-3829) or by going to the SEC website at www.sec.gov.”

5.	Comment: Certain Funds of TFI hold securities of real estate investment trusts (“REITs”). Please consider adding disclosure to the Notes to Financial Statements to state that the distributions from REITs can be characterized as dividends, capital gains, or return of capital.

Response: Comment acknowledged. The Registrant includes disclosure related to the potential return of capital, and capital gain, from those investments at the end of Note 2 – Significant Accounting Policies – Dividends and Distributions on pages 90-91 of the TFI Annual Report. The Registrant will consider for the next annual report additional disclosure that would be helpful to provide further clarity.

6.	Comment: With respect to the TFI Registration Statement, please explain why the prospectus fee table for I Class shares of the TCW Relative Value Dividend Appreciation Fund discloses operating expenses of 0.77% while the Financial Highlights disclose operating expenses of 0.87%. Similarly, please explain why the prospectus fee table for I Class shares of the TCW Relative Value Large Cap Fund discloses operating expenses of 0.78% while the Financial Highlights disclose 0.88%.

Response: Comment acknowledged. A reduced contractual management fee of 0.65% took effect on November 1, 2016 for those Funds. For the fiscal year ended October 31, 2016 the management fee for those Funds was 0.75%. Hence a 0.10% reduction in expenses was not reflected in the Financial Highlights for the period ended October 31, 2016 but was shown in the Fees and Expenses table of the TFI Registration Statement.

7.	Comment: With respect to the U.S. Fixed Income Funds of TFI, several of the benchmark indexes changed names. Please confirm that those Funds are aware of requirements of Form N-1A and the need to provide information about changes in benchmarks.

Response: Comment accepted. The Registrant confirms that those Funds are aware of the related requirements of Form N-1A, and the Registrant is aware of the names of the indexes that have been changed by the index sponsor. The names of the applicable benchmarks will be revised in the next annual report and annual registration statement update.

8.	Comment: Please include the terms of any collateral received or pledged pursuant to an enforceable netting arrangement in the Notes to Financial Statements as required by Accounting Standards Codification (“ASC”) 210-20-55-14.

Response: Comment acknowledged. TFI and TSI disclose information relating to enforceable netting arrangements under “Counterparty Credit Risk” and “Collateral requirements” in Note 2 – Significant Accounting Policies. Each Registrant will include any additional disclosure required by ASC 210-20-55-14 in its next annual report.

9.	Comment: With respect to TFI, Staff noted disclosure of significant affiliated ownership in certain of the Funds (for example, in Note 9 to the Financial Statements). Please explain how large shareholder or concentration risk is addressed in the statutory and/or summary prospectus.

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Response: Comment acknowledged. The Registrant discloses Large Shareholder Redemption Risk under “Risk Considerations” in the statement of additional information. The Registrant will consider whether additional disclosure is warranted, both in the statutory prospectus and each applicable summary prospectus, in its next annual update. As a general matter, however, large affiliated ownership is not regarded as a material risk for the Registrant because the affiliated owners (typically the investment adviser and other related persons) have made efforts to prevent redemptions by those affiliates from harming shareholders.

10.	Comment: Certain of the International Funds of TFI hold participation notes. If applicable, please disclose rates and maturity dates of those notes in the Schedule of Investments going forward.

Response: Comment accepted. Disclosure will be revised accordingly in the next annual report.

11.	Comment: The Statements of Assets and Liabilities for TFI list the asset “Receivable from Investment Advisor.” Please describe in correspondence the frequency with which this receivable is settled, as well as whether the settlement terms are the same as the payment of Management Fees to the Advisor.

Response: The settlement terms of amounts owed to various series of TFI are generally handled on the same frequency as the payment of management fees, and at least quarterly.

12.	Comment: With respect to TSI, the Report of Independent Registered Public Accounting Firm attached as an exhibit to Form N-SAR does not state the city and state where the report was issued as required by Sub-Item 77B. Please include this information in future filings.

Response: Comment accepted. That information will be included in the exhibit to the Registrant’s next Form N-SAR.

13.	Comment: TSI uses a blended benchmark. Please describe why that custom benchmark is an appropriate broad-based securities market index and how the benchmark is administered by an organization that is not affiliated with the Fund.

Response: Comment acknowledged. The Registrant uses a blended benchmark of 15% S&P 500 Index with Income, 15% Merrill Lynch Convertible Index, 45% Bloomberg Barclays Capital Aggregate Bond Index and 25% Citi High Yield Cash Pay Index. Each component index individually is calculated and administered by an organization unaffiliated with the Registrant, the Registrant’s investment adviser or the Registrant’s distributor. The allocation between the indexes is a fixed percentage that does not require special administration. For the reasons outlined in response to Comment 2, the Registrant believes the blended index provides investors with an appropriate basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and SEC guidance.

14.	Comment: The TCW/Gargoyle Dynamic 500 Fund of TAF invests 100.5% of its net assets in the SPDR S&P 500 ETF Trust. In the Notes to Financial Statements or Schedule of Investments for that Fund, please provide a reference regarding how shareholders can access the financial statements of the underlying fund.

Response:    Comment accepted. Disclosure will be revised accordingly in the next annual report.

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15.	Comment: With respect to TAF, amounts deferred in connection with deferred compensation plans are recorded as “Other liabilities” in the financial statements. Please confirm that amounts payable to officers and directors, controlled companies, and other affiliates have been stated separately, and that there are no other liabilities contained in that line item, as required by Rule 6-04 of Regulation S-X.

Response: Comment accepted. Disclosure will be revised accordingly to state those items in separate line items in the next annual report.

16.	Comment: The High Dividend Equities Long/Short Fund of TAF reported high portfolio turnover. Please explain whether active and frequent trading is part of the fund’s principal investment strategy and if so, please include applicable risks related to turnover going forward.

Response: Comment accepted. Disclosure will be revised accordingly in the next annual update of TAF’s Registration Statement to note that high turnover may result from this fund’s principal investment strategies, and to include a principal risk related to that high turnover.

17.	Comment: With respect to TAF, Staff noted disclosure of significant affiliated ownership in certain of the Funds. Please explain how large shareholder or concentration risk is addressed in the statutory or summary prospectus.

Response: Comment acknowledged. Please see our response to Comment 9.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC